April 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of Disclosure Filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act of 1934, as amended, notice is hereby provided that China Unicom (Hong Kong) Limited has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which was filed with the Securities and Exchange Commission on April 22, 2020.

Respectfully submitted,

CHINA UNICOM (HONG KONG) LIMITED

By:	/s/ Wang Xiaochu
Name:	Wang Xiaochu
Title:	Chairman and Chief Executive Officer